EXHIBIT 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

DRESSER, INC.

The corporation was originally incorporated on December 18, 1998, under the name “Dresser Equipment Group, Inc.” Pursuant to Section 245 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the corporation is hereby restated as follows:

FIRST: The name of the corporation is Dresser, Inc.

SECOND: The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as it now exists or may hereafter be amended and supplemented.

FOURTH: The total number of shares of stock that the corporation shall have authority to issue is 10,000 having a par value of $.01 per share. All such shares are common stock.

FIFTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subjection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Any repeal or modification of this Article Fifth shall not adversely affect any right or protection of a director of the corporation existing immediately prior to such repeal or modification.

SIXTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article Sixth.

SEVENTH: In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the General Corporation law of the State of Delaware or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The corporation may in its bylaws confer powers upon its Board of Directors in addition to the forgoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

I, the undersigned, executed this Restated Certificate of Incorporation of Dresser, Inc. on behalf of the corporation, and do certify that it was duly adopted in accordance with Section 245 of the General Corporation law of the State of Delaware and it only restates and integrates, and does not further amend, the provisions of the corporation’s certificate of incorporation as theretofore amended and supplemented.

DRESSER, INC.

By:
Frank P. Pittman Secretary